Exhibit 12.2

Computation of Ratio of Earnings to Combined

Fixed Charges and Preferred Dividends

	Year ended December 31,			Period January 1, to April 4, January 1,	Fiscal Year Ended March 31,	Nine Months Ended December 31,	Year Ended December 31,
	1997	1998	1999	2000	2001	2001	2002
Calculation of Earnings
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees	$33,690	$(32,663)	$(765,197)	$2,133	$(19,447)	$(370,343)	$(157,930)

Distribution from joint ventures	—	—	4,000	—	3,600	125	—

Earnings before fixed charge adjustments	33,690	(32,663)	(761,197)	2,133	(15,847)	(370,218)	(157,930)

Fixed charges
Interest expense	—	—	—	—	57,015	36,833	39,286
Interest allocated to asset held for sale	—	—	—	—	1,256	—	—
Interest portion of rent expense	3,454	3,070	4,005	850	6,510	4,831	5,855

Total fixed charges	3,454	3,070	4,005	850	64,781	41,664	45,141

Remove capitalized interest					(1,256)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees plus fixed charges	37,144	(29,593)	(757,192)	2,983	47,678	(328,554)	(112,789)

Preferred stock dividend requirement	n/a	n/a	n/a	n/a	41,660	41,449	49,813

Ratio of pre-tax income (loss) to net income (loss)	n/a	n/a	n/a	n/a	0.99	1.00	1.00

Preferred dividend factor	—	—	—	—	41,164	41,424	49,748

Total fixed charges	3,454	3,070	4,005	850	64,781	41,664	45,141

Total fixed charges and preferred dividends	3,454	3,070	4,005	850	105,945	83,088	94,889

Ratio of earnings to combined fixed charges and and stock dividends	10.8	(a)	(a)	3.5	(a)	(a)	(a)

Insufficient to cover	n/a	32,663	761,197	n/a	58,267	411,642	207,678

(a)	Earnings were insufficient to cover fixed charges and preferred dividends by the amount indicated.